Exhibit 2

FORM 51-102F1

GROWN ROGUE INTERNATIONAL INC.

(the “Company” or “Grown Rogue”)

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE YEAR ENDED OCTOBER 31, 2019

(the “Reporting Period”)

This Management Discussion and Analysis (“MD&A”) made as of March 19, 2020, should be read in conjunction with the audited consolidated financial statements of the Company for the years ended October 31, 2019 and 2018 and the related notes thereto (the “Financial Statements”). The Company’s audited financial statements are presented on a consolidated basis with its wholly-owned subsidiaries: Grown Rogue Canada Corp. (“GRC”), Grown Rogue Unlimited, LLC (“GR Unlimited”) and GR Unlimited’s wholly-owned subsidiaries Grown Rogue Gardens, LLC (“GR Gardens”); Grown Rogue Distribution, LLC (“GR Distribution”); GRU Properties, LLC (“GRU Properties”); GRIP, LLC (“GRIP”); as well as the GR Unlimited’s 60% ownership in GRD Cali, LLC and Idalia, LLC. The Company’s reporting currency is the United States dollar and all amounts in this MD&A are expressed in United States dollars unless otherwise noted.

The Company’s comparative information included in this MD&A has been prepared in accordance with IFRS.

Additional information relating to the Company is also available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The common shares of GRIN are listed on the Canadian Securities Exchange under the symbol “GRIN”.

Management’s Responsibilities for Financial Reporting

The Financial Statements have been prepared by management in accordance with IFRS and have been approved by the Company’s board of directors (the “Board”). The integrity and objectivity of these Financial Statements are the responsibility of management. In addition, management is responsible for ensuring that the information contained in the MD&A is consistent where appropriate, with the information contained in the Financial Statements.

The Financial Statements may contain certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the Financial Statements are presented fairly in all material respects.

As the Company is a Venture Issuer (as defined under under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) (“NI 52-109”), the Company and Management are not required to include representations relating to the evaluation, design, establishment and/or maintenance of disclosure controls and procedures (“DC&P”) and/or Internal Controls over Financial Reporting (“ICFR”), as defined in NI 52-109, nor has it completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective bases DC&P and ICFR for the issuer may result in additional risks of quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Forward-Looking Statements

This MD&A contains information and projections based on current expectations. Certain statements herein may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Listing Statement, such statements use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continue”, “potential”, “predicts” or “should” and other similar terminology. These statements reflect expectations regarding future events and performance but speak only as of the date of this MD&A. Forward-looking statements include, among others, statements with respect to planned acquisitions, strategic partnerships or other transactions and expansions not yet concluded; plans to market, sell and distribute products; market competition; plans to retain and recruit personnel; the ability to secure funding; and the ability to obtain regulatory and other approvals are all forward-looking information. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements.

There can be no assurance that any intended or proposed activity or transaction will occur or that, if any such action or transaction is undertaken, it will be completed on terms currently intended by the Company. The Company assumes no responsibility to update or revise forward-looking information to reflect new events or circumstances unless required by law.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The forward-looking statements herein speak only as of the date hereof. Actual results could differ materially from those anticipated due to a number of factors and risks including those described in this MD&A and under “Risk Factors” in section 17 of the Company’s Listing Statement dated November 15, 2018 which can be found under the Company’s profile on www.sedar.com.

Description of Business

Grown Rogue, headquartered in Medford, Oregon, is a multi-state cannabis company curating innovative products that allow consumers to enhance life experiences. Grown Rogue currently has two brands in its portfolio – Grown Rogue and GRAM. Grown Rogue is a mid-premium brand that describes products based on “Mind, Body & Mood” effects which resonates with consumers from the canna curious through the canna serious, while GRAM provides quality product at a value price. Grown Rogue is committed to educating, inspiring and empowering consumers with information about cannabis so they can “enhance experiences” by selecting the right product. The Grown Rogue portfolio of brands have a diverse cannabis product suite that includes premium flower (indoor and sungrown), flower pre-rolls, and chocolate edibles created in concert with an award-winning chocolatier.

Grown Rogue is strategically focused on high quality, low cost production of flower and flower-based products. Flower continues to be the leading product category in most every state as compared to other products such as edible, vape cartridges, pre-rolls, or concentrates. With its best-in-class production methods, low costs cultivation, award winning product, and geographic location in the famed Emerald Triangle, Grown Rogue is well positioned to execute on becoming a leader in flower production in the cannabis sector.

Oregon

Grown Rogue, through its wholly owned subsidiary, GR Gardens, operates three cultivation facilities, in Oregon comprising approximately 100,000 sq ft of cultivation area, that currently service the Oregon recreational marijuana market: “Manzanita Glen” (sungrown), “Trail’s End” (sungrown), and a state-of-the-art indoor facility (the “Warehouse”). GR Gardens currently holds three producer licenses in Oregon from the Oregon Liquor Control Commission (“OLCC”), for the three properties described above and GR Distribution holds one wholesaler license. GR Distribution and GR Gardens jointly hold the producer license and the wholesale license at the Warehouse as the licenses are co-located in the same facility. GR Distribution and GR Gardens have also applied for a processor license for the Warehouse.

GR Gardens is responsible for production of recreational marijuana using outdoor and indoor production methodologies. “Manzanita Glen” and “Trails End” are both outdoor, sungrown farms, with 40,000 sq ft of flowering canopy, for a total of 80,000 sq ft, sitting on a combined land package of approximately 45 acres.

Grown Rogue is located in the world-renowned Emerald Triangle, which is well-known for the quality of its cannabis. The company is able to capitalize on an ideal outdoor growing environment where it can produce high-quality, low-cost cannabis flower. The two sungrown farms produce one crop per year, planted in June and harvested in October.

With its approximately 17,000 sq ft indoor Warehouse, Grown Rogue is additionally able to produce high-quality indoor flower through controlled atmosphere environment (CAE) operations. By carefully controlling temperature, humidity, C02 levels and other criteria, Grown Rogue is able to provide year-round supply of high-quality cannabis flower with multiple harvests per month. The Warehouse is currently 85% constructed for production and distribution of Grown Rogue indoor cultivation and distribution. The remaining 15% is utilized for centralized drying, curing, and processing of Grown Rogue’s sungrown farms allowing us to centrally locate key components of the cultivation process allowing for reduced costs and superior products. Grown Rogue is currently converting this remaining space into a partial vegetative area allowing the Company to increase flowering square footage in the other areas of the Warehouse for 8 months out of the year, thus increasing production capacity. The Warehouse is also the location of GR Distribution, the sales division of Grown Rogue.

The total annual production capacity for Grown Rogue’s Oregon operations, based on the current constructed capacity, ranges between 5,000 and 6,000 pounds based on sungrown seasonality and strain performance.

California

Grown Rogue, through its 60% ownership in GRDCali, LLC, has a 16,000 sq ft facility located in Eureka, California (“Eureka Facility”). Grown Rogue has completed licensing and construction of the Eureka Facility to house distribution, while both volatile and non-volatile manufacturing, and retail licensing are part of the future opportunity for this asset. Grown Rogue is constructing the facility in phases with the distribution component of the business having received license approval in May 2019. The non-volatile manufacturing license is pending completion of construction and final approval by the local jurisdiction.

Due to overall cannabis capital markets and the lack of capital resources and the current regulatory environment in California, Grown Rogue has paused development of this asset. Many large companies in California have experienced missed revenue targets and completed significant employee layoffs due to a slower than anticipated regulatory rollout of licensed facilities limiting the growth and opportunity in California. Grown Rogue is currently focusing efforts on Oregon and Michigan.

Michigan

Subsequent to year end, Grown Rogue, through its newly-incorporated subsidiary GR Michigan, LLC, signed an Option to Purchase Agreement (“Option”) to acquire a 60% ownership in Golden Harvests, LLC (“Golden Harvests”). Golden Harvests is a Michigan-based, fully licensed and operating cultivation company located in Bay City, Michigan. Golden Harvests has an approximately 80,000 sq ft facility of which approximately 10,000 sq ft is operational.

With the addition of Golden Harvests, Grown Rogue will be adding an additional 1,500 pounds of high-quality indoor flower production capacity in 2020 and an anticipated 3,500 pounds of production capacity in 2021. Grown Rogue will oversee this capacity under the terms of a management services agreement prior to exercising its purchase option upon regulatory approval.

Product

The Grown Rogue portfolio of brands produce a range of strains for consumers to enjoy (indicas, sativas, and hybrids), along with “Certified Fresh” Nitrogen Sealed Pre-Rolls and edibles. Grown Rogue has a mix of “core” and “select” strains to provide consumers with consistent and unique purchasing options at their local dispensary. Grown Rogue flower has won multiple awards in one of the most competitive cannabis production environments in the world. Grown Rogue has twice won the prestigious Growers Cup competition where a select number of reputable producers are all provided the identical genetic which tests the grower’s techniques. Grown Rogue won 1st place for highest THC content, 1st place for highest terpene content, and 3rd place in the grower’s choice category 2018 and won 1st place for highest terpene content in 2019 (there was no growers choice in category in 2019). In addition, Grown Rogue believes that it has achieved an outdoor production, potency record in the state of Oregon achieving a THC potency of 35.13% for its Monkey Train strain.

In addition, Grown Rogue’s product suite includes the following:

●	The majority of Grown Rogue’s revenue is driven through sales of its award winning sungrown and indoor flower.
●	Grown Rogue 1-gram “Certified Fresh” Nitrogen Sealed pre-rolls which are produced from the company’s award-winning indoor flower (no trim) and are packaged in environmentally responsible, patented, nitrogen sealed, glass tubes to ensure only the freshest products for the customer. Grown Rogue also provides, through its GRAM brand, a chocolate edible, produced in concert with a world-renowned chocolatier, and pre-rolls that are produced to provide quality products at an affordable price.

Grown Rogue has partnered with Hemp Press to produce all of its paper derived packaging which is 75% Recycled and 25% Hemp. This ensures not only best in class packaging quality, but environmental sustainability which is very important to the majority of cannabis consumers.

Genetics

Grown Rogue is committed to developing unique, proprietary genetics and have allocated R&D space to develop new strains, while also phenotype hunting to identify new and exciting strain options that will resonate with consumers. Grown Rogue has developed a compelling mix of proprietary strains, along with a library of “fan favorites” to ensure that consumer and dispensary demand will remain strong for its flower and flower-derived products. All Grown Rogue genetics are rigorously tested to establish the genetic makeup of each strain in its portfolio. Grown Rogue continues to focus on bringing new unique genetics into the markets it operates to ensure a steady flow of innovative flower and VAPs.

Distribution and Sales

Grown Rogue distributes product through its wholly owned subsidiary, GR Distribution which works directly with Oregon dispensaries to provide quality, consistency, and product variety year-round. Grown Rogue’s sales team works directly with dispensary owners and intake managers to provide consistent product, competitive prices, and service using sales techniques from other industries such as pharmaceutical and liquor.

By way of example, Grown Rogue has developed end user product marketing collateral and other educational information regarding Grown Rogue products as part of all sales with dispensaries that include strain type, testing results, information on the product and other necessary information to clearly articulate the product being provided. Each product is uniquely packaged all while maintaining brand consistency across the product suite.

Grown Rogue works with dispensary owners to develop promotional opportunities for the retail customers and bud tenders. Grown Rogue provides detailed tutorials to the staff and owners of the dispensaries around the product and how it is grown, processed, cured, packaged and other items so that they are intimately familiar with the Grown Rogue process. Grown Rogue also invites dispensary owners and operators to Grown Rogue’s operating facilities so they can see first-hand the methods and processes used to create the product.

Branding

Developing compelling branding that engages, inspires, and creates transparency and trust with consumers is one of the most important aspects of building a successful cannabis company. Cannabis product branding has been evolving from promising high-quality flower, to providing descriptions of the effect a consumer should expect from a particular product.

Grown Rogue was one of the first brands in the United States to go to market with this type of branding as part of the ROGUE Categorization: Relax, Optimize, Groove, Uplift and Energize. The focus was to provide consumers with “The Right Experience, Every time” made easier by a simple product description that was not cannabis based, such as sativa or indica.

While other brands have shifted into the “one word” product description, Grown Rogue has leveraged consumer insights and product feedback to evolve the messaging to provide significantly more detail so consumers can make a more informed choice about which Grown Rogue products will optimally enhance their experience.

Grown Rogue’s unique “Mind, Body & Mood” product descriptions provide a level of detail about the expected cannabis experience that is much more insightful and beneficial than competitors. Instead of one word, such as Relax, describing a product, Grown Rogue has six words across three categories. Still easy to understand, but much more informative. Grown Rogue is refining this branding effort and intends to launch this new and innovative approach to ensuring consumers select the right experience in 2020.

In order to grow the Grown Rogue community and spread knowledge of its products, Grown Rogue leverages social media and other digital platforms. Grown Rouge aspires to eliminate the “dark mystery” historically associated with cannabis by empowering consumers to learn about the plant and then “enhance experiences” as they desire. The transition from prohibition to legal cannabis has provided the cannabis community with an opportunity to welcome a large group of new members and it is vital that product education is completed in an authentic and informative manner to ensure that everyone’s first cannabis experience is not only positive but also as expected.

Marketing and Advertising

Grown Rogue’s marketing channels include a comprehensive, fully responsive (mobile) interactive website. The website has been search engine optimized (SEO) and includes calls to action (CTA) that encourage consumers to become part of the Grown Rogue community by joining its newsletter list or following the company on social media. Grown Rogue is focused on providing education to new and existing consumers, which is available through its monthly newsletter or via the Blog section of its website. Consumers can find information about Grown Rogue, different types of cannabis products and general industry information.

Grown Rogue strategically leverages digital advertising, primarily on industry sites such as Leafly and Weedmaps, and has selectively advertised in endemic and non-endemic magazines including Grow, Northwest Leaf, Oregon Leaf, Dope, Portland Mercury, and Willamette Weekly.

Grown Rogue has established a social media presence that includes Facebook, Twitter, and Instagram. Grown Rogue’s social identity will be defined by delivering fresh content and keeping interaction with followers/fans prompt and positive. Grown Rogue intends to attract existing cannabis industry participants as well as people not familiar with the industry by creating a positive, inclusive environment where dialogue is encouraged. The goal is to change existing stereotypes and overcome the stigmas associated with the cannabis industry.

Trademarks and Patents

Grown Rogue actively seeks to protect its brand and intellectual property. Grown Rogue currently has eleven different trademarks that have been submitted with three that have been Registered

●	Grown Rogue was filed on September 22, 2017 and registered on August 7, 2018 under Registration No. 5537240
●	The Right Experience Every Time was filed on September 29, 2017 and registered on August 7, 2018 under Registration 5537260.
●	Sizzleberry was filed on September 29, 2017 and registered on August 7, 2018 under Registration 5537259.
●	Groove; Relax; Optimize; Uplift; Energize, and GRAM are all under review by the United States Patent Office.

Grown Rogue filed a patent for its nitrogen sealed glass containers on February 15, 2018 with the United States Patent and Trademark Office (USPTO). The nitrogen sealed glass containers preserve the freshness of the flower and essential terpenes to improve the “entourage effect.” The USPTO issued Grown Rogue United States Patent Number 10,358,282 on July 23, 2019. Several third parties have reached out to Grown Rogue requesting licensing information on this technology. Grown Rogue plans on introducing the nitrogen sealed containers in each of the new markets the company enters with wholly owned operations and may license the technology to third parties operating in markets in which Grown Rogue is not currently licensed.

Social and Environmental Policies

Grown Rogue employs sustainable business models in all of its operations. On the cultivation side, Grown Rogue maintains the highest standards of environmental stewardship. This includes sustainable water sources with reclamation and recapture as much as possible from runoff and recycling of water input. Grown Rogue uses only natural and sustainable products in all of their applications from nutrients to integrated pest management. Grown Rogue maintains the highest level of sustainable cannabis practices through its focus on sustainable and natural cultivation methods.

Grown Rogue hires and pays living wage to all of its team members and is very involved in each of the communities where it operates.

Plans for Expansion & Economic Outlook

Grown Rogue continues to focus on taking its learnings and experience from Oregon into new markets across the US. During the last two years, Grown Rogue has established a platform that excels at licensing, compliance, understanding consumer purchasing preferences, and product innovation that places Grown Rogue in a unique position as compared to its peers to capitalize on new markets. Oregon is arguably the most competitive cannabis market in the world and Grown Rogue has excelled by implementing standard business practices that make the Company well suited for entering and building successful brand presence in newly legalized cannabis markets.

Grown Rogue intends to expand its current operating facilities in Oregon and continue its multi-state expansion strategy focused on best-in-class production methods with primary focus on the Golden Harvests Option. Grown Rogue is rapidly pursuing full licensing with Michigan State regulatory agencies and fulfilling its management services contract with Golden Harvests in the interim.

The future of the cannabis industry is in the branded products and the best brands are being created in the west coast, which is the area that has become synonymous with high quality cannabis. Unlike many current multi-state operators who prefer to obtain just a few licenses in a large volume of states, Grown Rogue is very focused on establishing a larger number of licenses in fewer states to capitalize on the economies of scale necessary to maximize profits. Over the next 12 months, Grown Rogue is focused on furthering its footprint and market share in the Oregon market, continuing to add to the portfolio projects in Michigan, looking at strategic opportunities in new states, and monitoring the regulatory environment in California to determine the correct course of action for its Eureka asset.

Definitive Transaction Agreement and Reverse Take-over Transaction

On October 31, 2018, the GR Unlimited, Novicius Corp. (“Novicius”), Grown Rogue Canada Inc. and Novicius Acquisition Corp. entered into a definitive transaction agreement which set out the terms for the reverse take-over of Novicius by GR Unlimited and the related transactions (the “Transaction”). The Transaction was completed on November 15, 2018 and the Company began trading its common shares through the facilities of the Canadian Securities Exchange under the symbol “GRIN” on November 26, 2018.

As part of the Transaction, the Company changed its name from “Novicius Corp.” to “Grown Rogue International Inc.” and consolidated its existing common shares on the basis of one common share for each 1.4 existing common shares. The unitholders of GR Unlimited exchanged their equity membership interests in GR Unlimited for common shares of the Company on a one-for-one basis. The Transaction resulted in the Company becoming the owner all of the equity membership interests in GR Unlimited. In connection with the Transaction, GR Unlimited, directly and through Grown Rogue Canada Inc., raised approximately CAD$6.5 million through brokered and non-brokered private placements.

For further details regarding the Transaction and related financings, please refer to the Company’s Listing Statement filed on SEDAR on November 23, 2018.

Going Concern

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to fund its development programs and general and administrative expenses, discharge its liabilities as they become due and generate positive cash flows from operations. There is no certainty that the Company will be successful in raising additional capital or creating positive cash flow from operations.

Selected Annual Information

The following selected financial data for each of the two completed financial years are derived from the audited annual financial statements of the Company.

Year Ended October 31	2019	2018
	$	$
Total revenue	3,924,983	1,932,128
Loss from operations	(7,622,956)	(4,967,609)
Net loss	(9,476,934)	(7,509,986)
Comprehensive Loss	(9,355,014)	(7,509,986)
Total assets	2,932,476	5,366,268
Total non-current financial liabilities	217,633	2,292,634
Cash dividends	Nil	Nil

Results of Operations

Grown Rogue’s net losses from operations amounted to $7,622,956 for the year ended October 31, 2019, an increase of $2,655,347 when compared to losses from operations of $4,967,609 for the year ended October 31, 2018. The main component driving the increased loss for the year ended October 31, 2019 are transaction costs of $3,453,790, the majority of which relate to the fair value of shares issued to effect the Transaction. These expenses are not expected to recur in the future.

Revenue for the year ended October 31, 2019 increased by $1,992,855 to $3,924,983. This increase of 103% is a result of the addition of a sales team, selective third-party distribution, an increase in the awareness of the Grown Rogue brand and retail partnerships with several of the best multi-door operators in Oregon

Cost of finished cannabis inventory sold for the year ended October 31, 2019 amounted to $2,935,934 compared to $1,889,229 for the year ended October 31, 2018, resulting in gross profit excluding fair value items of $989,049 and $42,899 for the 2019 and 2018 fiscal years respectively. Gross profit for the year ended October 31, 2019 was reduced to $852,599 following the added expense of the realized fair value amounts included in inventory sold of $622,804, less the gain on the unrealized fair value on the growth of the Company’s biological assets of $486,354. The Company had a gross loss of $413,493 once the realized fair value amounts included in inventory sold of $997,744 were deducted, which was partially offset by the unrealized fair value on the growth of the Company’s biological assets of $541,352. These fair value adjustments related to the growth of the Company’s biological assets relate to increasing the fair value (less costs to sell) of the cannabis crops in various stages of growth prior to harvest and any further processing required to produce inventory available for sale. The valuation of Grown Rogue’s biological assets, and the resulting fair market adjustment, includes several estimates made by management based on inputs that, by their nature, are unobservable as at October 31, 2019 and 2018. These include the average harvest yield, average selling prices, standard costs to bring the plants to harvest, as well as the stage of growth. Changes in these estimates could result in changes to the fair value of the biological assets, as well as the unrealized gain on changes in the fair value of these biological assets.

For the year ended October 31, 2019, the Company realized a gross margin of $852,599. A negative gross margin of $413,493 was incurred during the year ended October 31, 2018. This negative gross margin was a function of a decrease in the sale price of certain products and its effect on the carrying value of the Company’s biological assets and resulting inventory, as well as higher labor costs included in cost of sales as the Company scaled up and trained its labor force in proper cultivation and packaging processes. The higher estimated sale prices for some of the Company’s products over the course of the growth cycle resulted in increased values being ascribed to some of the Company’s inventory based on the valuation methodology for the Company’s biological assets as described above. As the market price was higher during the growth process, a higher fair value was assigned to these assets. Once the growth stage was complete, however, the market price had decreased, such that the carrying value of the inventory was higher than the sales price at the time the product was ready for sale. The Company has since refined its cultivation processes to be more efficient resulting in lower cost of sales and a better gross margin.

Operating expenses for the year ended October 31, 2019 were $8,475,555, an increase of $3,921,439 when compared to expenses of $4,554,116 for the year ended October 31, 2018. The main component driving the increase are transaction costs of $3,453,790, the majority of which relate to the fair value of shares issued to effect the Transaction. In addition, there was a $1,952,789 increase in general and administrative expenses as the Company increased the scope of its operations. Most significant was higher spending related to salaries as the Company continued to increase its number of staff, legal and professional fees related to the evaluation of financings and strategic acquisitions, as well as increased costs related to being a publicly-traded entity, including investor relations and audit fees.

During the years ended October 31, 2017 and 2018, GR Unlimited issued convertible promissory notes with an aggregate face value of $3,395,275. While all of the convertible promissory notes had been repaid or converted by October 31, 2019, the Company continued to incur interest expense and accretion expense during the year ended October 31, 2019. GR Unlimited has also entered into three finance leases for $354,998, in aggregate, and issued convertible debentures with aggregate principal of CAD$1,500,000. Finally, during the year ended October 31, 2019, the Company issued a convertible debenture with a face value of CAD$1,500,000. The result of these various debt financings is interest expense of $245,549 for the year ended October 31, 2019. These amounts represent significant reductions in interest expense when compared to expense of $965,285 for the year ended October 31, 2018. These convertible promissory notes and convertible debentures also gave rise to accretion expense of $153,195 for the year ended October 31, 2019, which represent a decrease when compared to accretion expense of $317,827 incurred during the year ended October 31, 2018.

During the year ended October 31, 2019, the Company issued 650,000 stock options to two consultants, the fair value of which was $113,227. This amount has been expensed as stock-based compensation for the year ended October 31, 2019.

As discussed previously, during the year ended October 31, 2019, the Company incurred transaction costs of $3,453,790 which is mainly comprised of the fair value of shares issued to effect the Transaction, as well as professional fees that were specifically related to the Transaction and would not have been incurred otherwise. These expenses are not expected to recur in the future.

In connection with the Transaction, the Company issued 6,600,000 common shares to a company in exchange for the exclusive license to certain intellectual property in the field of development, breeding, cultivating, growing, harvesting, processing and commercializing cannabis, hemp and related plants and products. During the year ended October 31, 2019, the Company wrote-off the value of the license as development of the underlying technology had halted, the result of which a loss on impairment of $1,574,761.

Capital Resources

As at October 31, 2018, GR Unlimited had issued debt consisting of convertible and promissory notes and convertible debentures for aggregate proceeds of $4,539,150, the proceeds of which were used to purchase property and equipment and fund working capital requirements. In addition, GR Unlimited raised $225,000 through subscriptions for common units and $1,300,345 through subscriptions for seed round preferred units. In connection with the Transaction, GR Unlimited and Grown Rogue Canada Inc. raised gross proceeds of $3,338,893 through the issuance of subscription receipts that were eventually converted into common shares and warrants of the Company upon closing of the Transaction.

During the year ended October 31, 2019, the Company issued secured convertible debentures with aggregate principal of CAD$1,500,000 ($1,105,127) which bear interest at 2% per quarter payable on the last day of March, June, September and December. The debentures mature August 10, 2020 and are convertible into common shares of the Company at a conversion price of CAD$0.44 per share, subject to certain adjustments resulting from future events. As the Company failed to complete a financing as contemplated in the debenture agreement, and issued other shares to employees, the conversion price has decreased from the original price of $0.44 per share. As such, the conversion price will be set equal to the price of a subsequent issuance of shares of the Company. The Company is in negotiations with the holder of the debenture to extend the maturity date beyond August 10, 2020.

Summary of Quarterly Results

The following table sets out selected quarterly results of the Corporation for the eight quarters ended on or before October 31, 2019. The information contained herein is drawn from the interim financial statements of the Corporation for each of the aforementioned eight quarters.

Fiscal Year	2019				2018
Quarter	Oct	Jul	Apr	Jan	Oct	Jul	Apr	Jan
	$	$	$	$	$	$	$	$
Revenue	431,629	773,930	1,885,115	834,309	790,236	679,906	291,026	170,960
Net income (loss)	(2,098,742)	(931,184)	(1,648,446)	(4,798,562)	(2,512,110)	(1,460,380)	(2,146,869)	(1,390,627)
Net income (loss), per unit basic and diluted	(0.02)	(0.01)	(0.02)	(0.08)	(0.08)	(0.04)	(0.06)	(0.04)

Other Selected Financial Information

Adjusted EBITDA (non-IFRS measure)

The Company’s “Adjusted EBITDA” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines Adjusted EBITDA as the Company’s net income (loss) for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities and the effects of fair-value accounting for biological assets and inventory. The Company believes that this is a useful metric to evaluate its operating performance.

Adjusted EBITDA Reconciliation 1

	Twelve months ended
	October 31,	October 31,
	2019	2018
	$	$
Net loss, as reported	(9,476,934)	(7,509,896)
Add back realized fair value amounts included in inventory sold	622,804	997,744
Less unrealized fair value gain on growth of biological assets	(486,354)	(541,352)
	(9,340,484)	(7,053,504)
Add back accretion expense, as reported	153,195	317,827
Add back amortization of intangible assets, as reported	31,373	18,762
Add back amortization of property and equipment, as reported	63,295	460,046
Add back stock-based compensation expense, as reported	113,227	1,049,595
Add back interest expense (recovery), as reported	245,549	965,285
Add back finance charges	-	1,510,489
Add back transaction costs	3,453,790	-
Add back acquisition costs	126,202	-
Add back impairment of technology license	1,574,761	-
Add back debt issuance costs	10,165	-
Less change in fair value of derivative liability	(121,811)	-
Add back (less) loss (gain) on derecognition of derivative liability, as reported	(39,500)	57,500
Adjusted EBITDA	(3,730,238)	(2,674,000)

1	“Adjusted EBITDA” is the Company’s net income (loss) for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove finance charges, transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities and the effects of fair-value accounting for biological assets and inventory

Liquidity and Capital Resources

The Company’s cash and cash equivalents position was $74,926 as at October 31, 2019 (October 31, 2018 - $826,643). The Company had working capital deficiency of $2,709,527 as at October 31, 2019 compared to a working capital deficiency of $451,545 as at October 31, 2018.

During the year ended October 31, 2019, Grown Rogue spent $3,426,836 on operating activities, compared to cash spent on similar activities of $2,350,357 for the year ended October 31, 2018. These funds were primarily spent on operating expenses and the repayment of trade debt. The Company invested $217,084 in property and equipment and intangible assets during the year ended October 31, 2019, a decrease compared to investment in similar assets of $1,100,237 during the year ended October 31, 2018. Finally, Grown Rogue was able to generate cash of $2,936,328 through financing activities during the year ended October 31, 2019 by way of the issuance of subscription receipts of $2,514,377 and proceeds of the issuance of convertible debentures of $1,105,126, which was offset by other debt repayments and transaction and equity issuance costs. Cash generated during the year ended October 31, 2018 from financing activities was $3,824,038 and was related to the issuance of members’ equity by way of partnership units and the proceeds from long-term debt.

The Company’s capital requirements to maintain its properties and fund exploration and general overhead expenses have been met primarily through the completion of private placements.

Commitments

As at October 31, 2019, Grown Rogue has commitments under operating leases for its facilities and commitments under finance lease for equipment. The minimum lease payments due are as follows:

Fiscal Year	Amount
2020	$144,412
2021	$12,880

During the period ended October 31, 2019, Company entered into a binding agreement to acquire Michigan operator “Inferno Gardens Inc.” which includes one retail dispensary (referred to as provisional centers in Michigan), a 24,000 sq ft indoor cultivation facility, and a processing/manufacturing center. The terms of the Agreement include the following provisions:

●	The Company obtains the option to acquire a 51% interest in the other party, subject to state and regulatory approval, for a one-time payment of $250,000 due upon signing of the Agreement;

●	The Company will provide up to $2,000,000 in financing by way of a loan for development and operational build-out of the cultivation, processing and dispensary centers of which the Company will be paid back under an established schedule;

●	The Company will have the right to purchase the remaining 49% of the other party for either stock or cash or a combination of both at the earlier of the Company’s stock reaching CAD$1.00 per share on the CSE for a period of ten consecutive days or 24 months from the signing of the Agreement. Unless the other party permits, the Company may not exercise this option for a period of 12 months following the signing of the Agreement; and

●	The Company will also issue 900,000 common shares to the other party based on milestones including signing of the Agreement, production of 500 pounds of dried cannabis flower and achieving $3,000,000 in top-line revenue.

The completion of the terms of the Agreement were subject to Michigan regulatory approval and full licensing of the Company at the state level. Subsequent to the year ended October 31, 2019, the Agreement was terminated.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outstanding Share Data

As of the date of the MD&A, the Company has 94,518,897 common shares outstanding.

As of the date of this MD&A, the Company has the following warrants outstanding:

		Remaining
	Warrants	Contractual Life
Exercise Price	Outstanding	(Years)	Expiry Date
$0.44	757,125	0.72	November 15, 2020
$0.55	21,253,089	0.72	November 15, 2020
$0.55	3,409,091	1.17	May 1, 2021
$0.44	2,148,117	3.33	June 28, 2023
$0.125	5,000,000	1.95	February 10, 2022
	32,567,422	1.12

As of the date of this MD&A, the Company has the following stock options outstanding:

		Remaining
	Stock Options	Contractual Life
Exercise Price	Outstanding	(Years)	Expiry Date
$0.44	150,000	1.76	November 30, 2021
$0.44	500,000	1.84	January 1, 2022
	650,000	1.82

Transactions with Related Parties

During the Reporting Period, the Company was involved in the following transactions with related parties:

a)	Through its wholly owned subsidiary, GRU Properties, LLC leased 41.92 acres of real property located in Trail, Oregon owned by J. Obie Strickler, the Company’s President and CEO. The lease expires on December 31, 2020. Rent of $60,500 was included in facility expense for the period ended October 31, 2019 (2018 - $65,000). The Company had $63,000 (October 31, 2018 - $5,500) owing in accounts payable and accrued liabilities at October 31, 2019.

b)	The Company incurred employee/director fees of $22,000 (2018 - $48,000) with an individual related to J. Obie Strickler, the Company’s President and CEO. At October 31, 2019, due to employee/ director includes $Nil (October 31, 2018 - $14,000) and accounts payable and accrued liabilities includes $8,000 (October 31, 2018 - $12,000) payable to this individual.

c)	The Company incurred fees related to marketing and promotion services of $183,674 (2018 - $239,568) from two companies owned by Jacques Habra, the Company’s Chief Strategy Officer (“CSO”). At October 31, 2019, accounts payable and accrued liabilities includes $6,000 (October 31, 2018 - $25,054) payable to these companies.

d)	Key management personnel consists of the President and CEO; the CSO; the CMO; and the CFO of GR Unlimited. The compensation paid or payable to key management for services for the periods ended October 31, 2019 and 2018 is as follows:

	2019	2018

Salaries and consulting fees	$408,500	$533,568
Share-based compensation	$118,840	$-

Accounts payable and accrued liabilities at October 31, 2019 includes $90,000 (October 31, 2018 - $94,000) and due to employee/ directors includes $Nil (October 31, 2018 - $90,000) payable to these parties.

During the year ended October 31, 2019, the director and officer of the Company advanced $50,000 to the Company. The amount is payable on demand and bears interest at a rate of 60% per annum. As at October 31, 2019, interest of $2,384 was accrued.

During the year ended October 31, 2019, a key member of the Company’s management advanced $50,000 to the Company. The amount is payable on demand and bears interest at a rate of 60% per annum. As at October 31, 2019, interest of $1,151 was accrued.

The transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

Critical Accounting Judgments and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. The most significant judgments include those related to the ability of the Company to continue as a going concern, the determination of when property and equipment are available for use, and impairment of its financial and non-financial assets. The most significant estimates and assumptions include those related to the valuation of biological assets, the collectability of accounts receivable, the useful lives of property and equipment, inputs used in accounting the determination of the discount rate used to estimate the fair value of the liability component of convertible promissory notes, the inputs used in the estimate of the fair value of unit-based compensation and the inputs used in the estimate of the fair value of the unit purchase option and warrants issued.

Newly Adopted Accounting Pronouncements

The Company adopted the following accounting policies as of November 1, 2018:

Financial Instruments

IFRS 9 financial instruments (“IFRS 9”) replaced IAS 39, Financial Instruments: recognition and Measurement. IFRS 9 includes guidance on classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets and new general hedging requirements.

i)	Classification and measurement of financial assets and financial liabilities

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”), and amortized cost. Investments in equity instruments are required to be measured by default at FVTPL. IFRS 9 permit entities to elect into an irrevocable option for equity instruments to report changes in fair value in other comprehensive income.

Classification and measurement of financial assets is dependent on the entity’s business model for managing the financial assets and related contractual cash flows. IFRS 9 retains most of the requirements of IAS 39 related to classification and measurement of financial liabilities.

The following table summarizes the original measurement categories under IAS 39 and the new categories under IFRS 9 for each class of the Company’s financial assets and liabilities:

Asset/Liability	Classification under IAS 39	Classification under IFRS 9

Accounts receivable, net	Loans and receivables	Amortized cost

Other receivables	Loans and receivables	Amortized cost

Cash and cash equivalents	Loans and receivables	Amortized cost

Accounts payable and accrued liabilities	Other liabilities at amortized cost	Amortized cost

Finance lease payable	Other liabilities at amortized cost	Amortized cost

Convertible promissory notes	Other liabilities at amortized cost	Amortized cost

Long-term debt	Other liabilities at amortized cost	Amortized cost

Interest payable	Other liabilities at amortized cost	Amortized cost

Convertible debentures	Other liabilities at amortized cost	Amortized cost

Due to employee / director	Other liabilities at amortized cost	Amortized cost

Derivative liabilities	FVTPL	FVTPL

ii)	Impairment

IFRS 9 introduces a three-stage expected credit loss (“ECL”) model for determining impairment of financial assets. The expected credit loss model does not require the occurrence of a triggering event before an entity recognizes credit losses. IFRS 9 requires an entity to recognize expected credit losses upon initial recognition of a financial asset and to update the quantum of expected credit losses at the end of each reporting period to reflect changes to credit risk of the financial asset. The adoption of the ECL model did not have a material impact on the Company’s condensed consolidated interim financial statements.

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Share-based Payments (Amendments to IFRS 2)

In June 2016, the IASB issued amendments to IFRS 2 that clarify how to account for certain types of share-based payment transactions.

The amendments provide requirements related to accounting for:

●	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;

●	share-based payment transactions with a net settlement feature for withholding tax obligations; and

●	the effect of a modification of the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity settled.

Adoption of the amendments to IFRS 2 as of November 1, 2018 did not have an impact on the Company’s financial statements.

Revenue

IFRS 15 Revenue from Contracts with Customers, (“IFRS 15”) replaced all preexisting guidance, including, but not limited to IAS 11 Construction Contracts, IAS 18 Revenue, and IFRIC 15 Agreements for the Construction of Real Estate in IFRS related to revenue. IFRS 15 contains a single control based model (the “model”) that applies to contracts with customers and allows entities to recognize revenue at a point in time or overtime. The model consists of a 5 step analysis of transactions to determine whether, how much, and when revenue is recognized. IFRS 15 also includes additional requirements for revenue accounted for under the standard. There were no adjustments recognized on the adoption of IFRS 15 in the year ended October 31, 2019.

Recent Accounting Pronouncements

The accounting pronouncements detailed below have been issued but are not yet effective.

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016, and will replace IAS 17 Leases. IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases except for short-term leases and leases with low value assets. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been adopted. A lessee will apply IFRS 16 to its leases either retrospectively to each prior Reporting Period presented; or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

Financial Instruments and Other Risk Factors

i)	Market Risk

a)	Currency Risk

As at October 31, 2019, the Company had accounts payable and accrued liabilities of CAD$665,098 and convertible debentures of CAD$3,000,000. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar. It is management’s opinion that this risk is not material.

b)	Interest Rate Risk

At October 31, 2019 and October 31, 2018, the Company’s exposure to interest rate risk relates to long-term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments.

c)	Credit Risk

Credit risk is derived from cash and trade accounts receivable. The Company places its cash in deposit with major United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit.

The carrying amount of cash and trade accounts receivable represents the Company’s maximum exposure to credit risk, which amounted to $174,114 (October 31, 2018 - $1,079,551) as at October 31, 2019. The allowance for doubtful accounts at October 31, 2019 is $129,131 (October 31, 2018 - $106,443)

d)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its current obligations as they become due. The majority of the Company’s accounts payable and accrued liabilities are payable in less than 90 days. The Company prepares annual budgets and monitors expenditures to manage short-term liquidity. Due to the nature of the Company’s activities, funding for long-term liquidity needs is dependent on the Company’s ability to obtain additional financing through various means, including equity financing. At October 31, 2019, the Company has current assets of $1,432,962 and current liabilities of $4,142,489 which resulted in working capital deficiency of $2,709,527.

e)	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, amounts due from a related company, short-term advance to a related party, accounts payable and accrued liabilities, amounts due to employee/director, short-term advance payable, promissory notes and convertible promissory notes approximate their fair values because of the short-term nature of these items.

f)	Fair Value Hierarchy

A number of the Company’s accounting policies and disclosures require the measurement of fair valued for both financial and non-financial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

During the period ended October 31, 2019 there were no transfers of amounts between levels.

See additional risk factors relating to the Company as described in section 17 of the Company’s Listing Statement dated November 15, 2018 which can be found under the Company’s profile on www.sedar.com.

Subsequent Events

Subsequent to the period ended October 31, 2019, the Company:

a)	Issued a total of 1,058,750 common shares to certain directors, officers, and consultants of the Company as compensation for services previously provided to the Company. The shares were issued at a deemed price of $0.21 per share and are subject to a four month hold period. Insiders of the Company received an aggregate of 1,015,000 common shares of the Company.

b)	Entered into a purchase agreement to acquire a 60% controlling interest (the “Option”) of a fully-licensed Michigan based operator pending Municipal and State regulatory approval. In order to exercise the Option, the Company will pay $810,000 in cash and issue 800,000 common shares of the Company in four tranches.

i.	Payment of $150,000 within five days of signing the Option and the issuance of 200,000 common shares of the Company within 60 days after signing the Option. As of the date of this MD&A, the Company had made the payment but the shares had yet to be issued.

ii.	Payment of $200,000 and the issuance of 200,000 common shares of the Company on the sixth-month anniversary of signing the Option. The Company can elect to extend the due date of this tranche of the purchase consideration for an additional six months by paying an additional $25,000 and issuing an additional 25,000 common shares of the Company.

iii.	Payment of $260,000 and the issuance of 200,000 common shares of the Company on the twelve-month anniversary of signing the Option. The Company can elect to extend the due date of this tranche of the purchase consideration for an additional six months by paying an additional $25,000 and issuing an additional 25,000 common shares of the Company.

iv.	Payment of $200,000 and the issuance of 200,000 common shares of the Company due upon exercise of the Option, pending Municipal and State regulatory approval.

c)	Received a commitment to invest up to CAD$1,500,000 in a non-brokered private placement offering of units ( the “Units”) with each Unit comprising one common share of the Company and one common share purchase warrant (the “Warrants”). Each warrant entitles the holder to purchase one common share of the Company at a price equal to a 25% premium to the Unit price for a period of 24 months. The Company has the right to accelerate the expiry of the warrants to thirty days following written notice to the holder if the common shares of the Company close at or above CAD$0.25 per share for a period of ten consecutive trading days on the Canadian Securities Exchange. As of the date of these financial statements, the Company has issued 5,000,000 Units for gross proceeds of CAD$500,000.

d)	Entered into a subscription agreement to issue 15,000,000 common shares of the Company in exchange for 2,362,204 common shares of Cannabis Growth Opportunity Corporation at a deemed exchange price of approximately CAD $1,500,000.

Regulatory Disclosure

Grown Rogue derives a substantial portion of its revenues from the cannabis industry in the United States, which industry is illegal under United States federal law. Grown Rogue is indirectly involved (through subsidiaries) in the cannabis industry in the United States where local state laws permit such activities. Currently, its subsidiaries are directly engaged in the manufacture, possession, use, sale or distribution of cannabis in the recreational cannabis marketplace in the State of Oregon. Grown Rogue also intends to enter the California and Michigan markets.

The United States federal government regulates drugs through the Controlled Substances Act (the “CSA”), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. Under federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication.

In the United States cannabis is largely regulated at the state level. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, and the increasing number of states with legal recreational frameworks, cannabis continues to be categorized as a Schedule I controlled substance under the CSA and as such, violates federal law in the United States. Senators Elizabeth Warren and Cory Gardner have introduced a bipartisan Senate bill titled “Strengthening the Tenth Amendment Through Entrusting States (STATES) Act” that would lift the Controlled Substance Act’s restrictions on cannabis in states that have written their own laws. However, there can be no assurances as to when this bill will pass, or if it will pass at all. The Supremacy Clause of the United States Constitution and United States federal laws made pursuant to it are paramount and in case of conflict between federal and state law in the United States, the federal law shall apply.

As a result of the conflicting views between state legislatures and the United States federal government regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General, James Cole, authored a memorandum (the “Cole Memorandum”) addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several US states had enacted laws relating to cannabis for medical and recreational purposes. The Cole Memorandum outlined certain priorities for the Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that enacted laws legalizing cannabis in some form and that also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level.

In March 2017, newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he disagreed that it had been implemented effectively and, on January 4, 2018, Attorney General Jeff Sessions issued a memorandum (the “Sessions Memorandum”) that rescinded the Cole Memorandum. As a result of the Sessions Memorandum, federal prosecutors are no longer bound by the priorities in the Cole Memorandum relating to the prosecution of cannabis activities despite the existence of state-level laws that may be inconsistent with federal prohibitions.

There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the Controlled Substances Act with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, Grown Rogue’s business, results of operations, financial condition and prospects would be materially adversely affected. Until Congress amends the federal law with respect to marijuana use, there is a risk that federal authorities may enforce current federal law against companies such as Grown Rogue for violation of federal law or they may seek to bring an action or actions against Grown Rogue and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities.

In light of the uncertainty surrounding the treatment of United States cannabis-related activities, including the rescission of the Cole Memorandum, the Canadian Securities Administrators published a staff notice (Staff Notice 51-352 (Revised)) on February 8, 2018 setting out certain disclosure expectations for issuers with United States cannabis-related activities. Staff Notice 51-352 (Revised) includes additional disclosure expectations that apply to all issuers with United States cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the United States cannabis industry.

In accordance with the Canadian Securities Administrators Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”), below is a table of concordance that is intended to assist readers in identifying the disclosure expectations outlined in Staff Notice 51-352.

In accordance with Staff Notice 51-352, this section provides a discussion of the federal and state-level U.S. regulatory regimes in the jurisdictions where Grown Rogue is currently directly involved through its subsidiaries or is planning to be directly involved in the future. Certain Grown Rogue subsidiaries are directly engaged in the manufacture, possession, use, sale or distribution of cannabis in the recreational cannabis marketplace in the State of Oregon. Grown Rogue also intends to enter the California and Michigan markets. In accordance with Staff Notice 51-352, Grown Rogue will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. Any non-compliance, citations or notices of violation which may have an impact on Grown Rogue’s licenses, business activities or operations will be promptly disclosed by Grown Rogue.

All Issuers with US Marijuana- Related Activities	Response

Describe the nature of the issuer’s involvement in the U.S. marijuana industry and include the disclosures indicates for at least one of the direct, indirect and ancillary industry involvement types.	See above under “Description of Business”. See below under “U.S. Regulatory Matters”

Prominently state that marijuana is illegal under US federal law and that enforcement of relevant laws is a significant risk	See above

Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. marijuana-related activities.

See below under “U.S. Regulatory Matters”

See the following risk factors included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Because marijuana is illegal under federal law, investing in cannabis business could be found to violate the US Federal CSA

All Issuers with US Marijuana- Related Activities	Response

Outline related risks including, among others, the risk that third party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.

See the following risk factors included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Because marijuana is illegal under federal law, investing in cannabis business could be found to violate the US Federal CSA

Section 17 – Risk Factors – Risks Relating to Other Laws and Regulations

Section 17 – Risk Factors – Current and Future Consumer Protection Regulatory Requirements

Section 17 – Risk Factors – Operational Risks

Section 17 – Risk Factors – Grown Rogue will not be able to deduct many normal business expenses

Section 17 – Risk Factors – External Factors

Section 17 – Risk Factors – Failure to Protect Intellectual Property

Section 17 – Risk Factors – Agricultural Operations

Section 17 – Risk Factors – Liability, Enforcement Complaints etc.

Section 17 – Risk Factors – Grown Rogue’s business is highly regulated and it may not be issued necessary licenses, permits, and cards

Section 17 – Risk Factors – Licenses

Section 17 – Risk Factors – Local Laws and Ordinances

Section 17 – Risk Factors – Third party service providers to Grown Rogue may withdraw or suspend their service

Section 17 – Risk Factors – Grown Rogue may not be able to obtain or maintain a bank account

Section 17 – Risk Factors – Grown Rogue’s contracts may be unenforceable and property may be subject to seizure

Section 17 – Risk Factors – The protections of US bankruptcy law may be unavailable

Section 17 – Risk Factors – Grown Rogue may have a difficult time obtaining insurance which may expose Grown Rogue to additional risk and financial liabilities

Section 17 – Risk Factors – Grown Rogue’s websites are accessible in jurisdictions where medicinal or recreational use of marijuana is not permitted and, as a result Grown Rogue may be found to be violating the laws of those jurisdictions

Section 17 – Risk Factors – The marijuana industry faces significant opposition in the United States

All Issuers with US Marijuana- Related Activities	Response

Given the illegality of marijuana under US federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are/are not available in order to support continuing operations.

See above under “Description of Business”.

See the following risk factor included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue may not be able to obtain or maintain a bank account

Quantify the issuer’s balance sheet and operating statement exposure to U.S. marijuana-related activities.	100% of Grown Rogue’s balance sheet and operating statements are exposed to U.S. marijuana-related activities.

Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.	Grown Rogue has received legal advice from multiple attorneys regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.

CSA Requirement – US Marijuana Issuers with direct involvement in cultivation or distribution	Response

Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	See below under “U.S. Regulatory Matters”

Discuss the issuer’s program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer’s licence, business activities or operations.

See below under “U.S. Regulatory Matters”

See the following risk factors included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Risks Relating to Other Laws and Regulations

Section 17 – Risk Factors – Grown Rogue’s business is highly regulated and it may not be issued necessary licenses, permits, and cards

Section 17 – Risk Factors – Licenses

Section 17 – Risk Factors – Liability, Enforcement Complaints etc.

US Marijuana Issuers with indirect involvement in cultivation or distribution	Response

Outline the regulations for U.S. states in which the issuer’s investee(s) operate.	N/A

Provide reasonable assurance, through either positive or negative statements, that the investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any non- compliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee’s licence, business activities or operations.	N/A

US Marijuana Issuers with material ancillary involvement	Response

Provide reasonable assurance, through either positive or negative statements, that the applicable customer’s or investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	N/A

U.S. Regulatory Matters

Grown Rogue (through its subsidiaries) has direct involvement in the cultivation and distribution of marijuana in the United States. Grown Rogue and its subsidiaries are primarily involved in the U.S. marijuana industry as a seed to retail company with operations currently in Oregon (a state that has legalized recreational marijuana). Currently Grown Rogue through its subsidiaries produces recreational marijuana and distributes it to dispensaries throughout Oregon.

Producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a federal crime in the United States. The United States federal government regulates drugs through the Controlled Substances Act (the “Federal CSA”), which places controlled substances, including cannabis, on one of five schedules. Cannabis is currently classified as a Schedule I controlled substance, which is viewed as having a high potential for abuse and having no currently accepted medical use in treatment in the United States. No prescriptions may be written for Schedule I substances, and such substances are subject to production quotas imposed by the United States Drug Enforcement Administration (the “DEA”). Schedule I drugs are the most tightly restricted category of drugs under the Federal CSA.

State and territorial laws that allow the use of medical cannabis or legalize cannabis for adult recreational use are in conflict with the Federal CSA, which makes cannabis use and possession illegal at the federal level. Because cannabis is a Schedule I controlled substance, however, the development of a legal cannabis industry under the laws of these states is in conflict with the Federal CSA, which makes cannabis use and possession illegal on a federal level. Additionally, the Supremacy Clause of the United States Constitution establishes that the Constitution, federal laws made pursuant to the Constitution, and treaties made under the Constitution’s authority constitute the supreme law of the land. The Supremacy Clause provides that state courts are bound by the supreme law; in case of conflict between federal and state law, including Oregon and other state law legalizing certain cannabis uses, the federal law must be applied.

Until Congress amends the Federal CSA with respect to marijuana use, there is a risk that federal authorities may enforce current federal law against companies such as Grown Rogue for violation of federal law or they may seek to bring an action or actions against Grown Rogue and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities. The US federal aiding and abetting statute provides that anyone who commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal. Additionally, even if the U.S. federal government does not prove a violation of the Federal CSA, the U.S. federal government may seize, through civil asset forfeiture proceedings, certain assets such as equipment, real estate, moneys and proceeds, or your assets as an investor in the Company, if the U.S. federal government can prove a substantial connection between these assets or your investment and marijuana distribution or cultivation.

Because many states in the United States have approved certain medical or recreational uses of cannabis, the U.S. Department of Justice, through the Cole Memorandum, had previously described a set of priorities for federal prosecutors operating in states that had legalized the medical or other adult use of cannabis. The Cole Memorandum represented a significant shift in U.S. federal government priorities away from strict enforcement of federal cannabis prohibition.

However, the Cole Memorandum was merely a directive regarding enforcement and did not overturn or invalidate the Federal CSA or any other federal law or regulation.

The Cole Memorandum was rescinded in January 2018 by Jeff Sessions, the former U.S. Attorney General, who deemed it “unnecessary”. This is based on Mr. Sessions’s belief, which was also expressed in the Cole Memorandum that each state’s federal prosecutor should “follow the well-established principles that govern all federal prosecutions. These principles require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.” The rescission of the Cole Memorandum, and comments made publicly by Mr. Sessions and other members of the Trump Administration, signal a significant shift by the U.S. federal government back to more strict enforcement of federal law.

On January 4, 2018, Billy J. Williams, the current United States Attorney for the District of Oregon and former Multnomah County (Oregon) Deputy District Attorney who handled major violent crimes and later served as a Chief of the Violent Crimes Unit and as the Indian Country AUSA/Tribal Liaison for the Department of Justice prior to being appointed as the federal prosecutor for Oregon, Mr. Williams provided the below statement on marijuana enforcement in the District of Oregon: “As noted by Attorney General Sessions, today’s memo on marijuana enforcement directs all U.S. Attorneys to use the reasoned exercise of discretion when pursuing prosecutions related to marijuana crimes. We will continue working with our federal, state, local and tribal law enforcement partners to pursue shared public safety objectives, with an emphasis on stemming the overproduction of marijuana and the diversion of marijuana out of state, dismantling criminal organizations and thwarting violent crime in our communities.”

In an editorial published on January 12, 2018, Mr. Williams wrote: “In sum, I have significant concerns about the state’s current regulatory framework and the resources allocated to policing marijuana in Oregon.”

At a meeting on February 2, 2018, Mr. Williams told Oregon’s top politicians and law enforcement officials that there’s more cannabis being produced in the state than can legally be consumed. “And make no mistake about it, we’re going to do something,” Williams told dozens of politicians, tribal leaders, sheriffs as well as representatives of the FBI and the U.S. Drug Enforcement Administration. “Here’s what I know, in terms of the landscape here in Oregon: We have an identifiable and formidable marijuana over-production and diversion problem,” Williams said. “That’s the fact. My responsibly is to work with our state partners to do something about it.”

Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is illegal under U.S. federal law, investing in cannabis business could be found to violate the Federal CSA. As a result, individuals involved with cannabis business, including but not limited to investors and lenders, may be indicted under U.S. federal law. An investment in the Company may: (a) expose an investor personally to criminal liability under U.S. federal law, resulting in monetary fines and jail time; and (b) expose any real and personal property used in connection with Grown Rogue’s business to seizure and forfeiture to the U.S. federal government.

Active enforcement of the current federal law on cannabis may thus directly and adversely affect revenues and profits of Grown Rogue. The risk of strict enforcement of the Federal CSA remains uncertain.

U.S. Federal Laws Applicable to Banking

Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a crime under the Federal CSA, most U.S. banks and other financial institutions are unwilling to provide banking services to marijuana businesses due to concerns about criminal liability under the Federal CSA as well as concerns related to federal money laundering rules under the U.S. Bank Secrecy Act. Canadian banks are also hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses.

Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. In both Canada and the United States transactions by cannabis businesses involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Though guidelines issued in past years allow financial institutions to provide bank accounts to certain cannabis businesses, few U.S. banks have taken advantage of those guidelines and many U. S. cannabis businesses still operate on an all-cash basis.

Oregon State Regulation

The Oregon Medical Marijuana Program (“OMMP”) is a state registry program within the Public Health Division, Oregon Health Authority (“OHA”). The role of the OHA is to administer the Oregon Medical Marijuana Act. The OMMP allows individuals with a medical history of one or more qualifying illnesses and a doctor’s written statement to apply for registration with the OMMP. Qualified applicants are issued a medical marijuana card that entitles them to legally possess and cultivate cannabis, subject to certain limitations.

On November 4, 2014, Oregon voters passed Measure 91, known as the Control, Regulation, and Taxation of Marijuana and Industrial Hemp Act (the “Act”), effectively ending the state’s prohibition of recreational marijuana and legalizing the possession, use, and cultivation of marijuana within legal limits by adults 21 years and older. The Act did not amend or effect the Oregon Medical Marijuana Act and the OMMP. The Act empowered the Oregon Liquor Control Commission (“OLCC”) with regulating sales of recreational marijuana in Oregon. It is possible that the voters could potentially repeal the law that permits both the medical and recreational marijuana industry to operate under state law.

Under current Oregon law, possession and home cultivation by adults at least 21 years old is allowed within legal limits. Public sales of marijuana and marijuana products may be done only through licensed retailers. The OLCC has the authority to decide how many licenses to allow in a specific area or location and may refuse granting a license if there are reasonable grounds to believe there are sufficient licenses in the area or if the granting of a license is not demanded by public interest or convenience. The OLCC may disqualify applicants for a number of reasons, including for lacking a good moral character, for lacking sufficient financial resources or responsibility, for relevant past convictions, and for using marijuana, alcohol, or drugs “to excess.”

Grown Rogue has a comprehensive compliance program administered through its Director of Compliance, which tracks all aspects of operations through the METRC program (an online software tool mandated through the State of Oregon that tracks seed to retail purchases), as well as compliance with all state and federal employment and other safety regulations.

Grown Rogue is periodically advised by various outside attorneys about the requirements for compliance with Oregon law.

Grown Rogue is in compliance with Oregon state law and its related licensing framework.

California State Regulation

As part of its business plan, Grown Rogue intends to enter the California market.

In 1996, California voters passed a medical marijuana law allowing physicians to recommend cannabis for an inclusive set of qualifying conditions including chronic pain. The law established a not-for-profit patient/caregiver system but there was no state licensing authority to oversee the businesses that emerged as a result of the system. In September of 2015, the California legislature passed three bills, collectively known as the “Medical Marijuana Regulation and Safety Act” (“MCRSA”). In 2016, California voters passed “The Adult Use of Marijuana Act” (“AUMA”), which legalized adult-use cannabis for adults 21 years of age and older and created a licensing system for commercial cannabis businesses. On June 27, 2017, Governor Brown signed SB-94 into law. SB-94 combines California’s medicinal and adult-use cannabis regulatory frameworks into one licensing structure under the Medicinal and Adult-Use of Cannabis Regulation and Safety Act (“MAUCRSA”).

Pursuant to MAUCRSA: (1) the California Department of Food and Agriculture, via CalCannabis, issues licenses to cannabis cultivators: (2) the California Department of Public Health, via the Manufactured Cannabis Safety Branch (the “MCSB”), issues licenses to cannabis manufacturers and (3) the California Department of Consumer Affairs, via the Bureau of Cannabis Control (the “BCC”), issues licenses to cannabis distributors, testing laboratories, retailers, and micro-businesses. These agencies also oversee the various aspects of implementing and maintaining California’s cannabis landscape, including the statewide track and trace system.

To operate legally under state law, cannabis operators must obtain a state license and local approval. Local authorization is a prerequisite to obtaining state licensure, and local governments are permitted to prohibit or otherwise regulate the types and number of cannabis businesses allowed in their locality. The state license approval process is not competitive and there is no limit on the number of state licenses an entity may hold. Although vertical integration across multiple license types is allowed under MAUCRSA, testing laboratory licensees may not hold any other licenses aside from a laboratory license. There are also no residency requirements for ownership under MAUCRSA.

California has implemented a robust regulatory system designed to ensure, monitor, and enforce compliance with all aspects of a cannabis operator’s licensed operations. Compliance with local law is a prerequisite to obtaining and maintaining state licensure, and all three state regulatory agencies require confirmation from the locality that the operator is operating in compliance with local requirements and was granted authorization to continue or commence commercial cannabis operations within the locality’s jurisdiction.

License types are designated into two classes: Type M (medical) or Type A (adult use). There are 20 types of licenses, and a single entity may possess both Type M and Type A licenses, across six different categories:

●	Cultivation Facility: license to cultivate, process and package cannabis; and to sell cannabis to cannabis distributors, but not to consumers.
●	Distributor: license to purchase cannabis from cultivators, manufacturers and other distributors; to store cannabis; to have cannabis tested by a testing facility; to sell cannabis to other distributors and to retailers; and to transport cannabis from a cannabis licensee’s premises to another cannabis licensee’s premises.

●	Product Manufacturing Facility: license to purchase cannabis from distributors; to manufacture, process, and package cannabis and cannabis products; and to sell cannabis and cannabis products to distributors but not to consumers. Pursuant to this category, cannabis products include edibles, ointments, tinctures, oils and other concentrates.

●	Testing Laboratory: license to test cannabis and cannabis products for potency and contaminants.

●	Retailer: license to purchase cannabis and cannabis products from distributors, as well as to sell cannabis and cannabis products directly to consumers.
●	Microbusiness: license to cultivate cannabis on an area less than 10,000 square feet; to purchase cannabis from cultivators, manufacturers and distributors; to store cannabis; to have cannabis tested by a testing facility; to sell cannabis to retailers and distributors; to transport cannabis from one cannabis licensee’s premises to another; to manufacture, process and package cannabis and cannabis products; and to sell cannabis and cannabis products directly to consumers.

The MAUCRSA permits vertical integration by licensees to hold licenses in more than two separate licensing categories. Licensees must conduct their commercial cannabis activity within a single-premises, which must be contiguous. Although multiple premises are allowed on a given parcel, each premises must be sufficiently separate from any other premises, i.e., having separate entrances and exits and no shared common areas. Importantly, licensees may not sublet any portion of their licensed premises, and therefore, a licensee cannot lease a multi-unit building and sublease one of the units to an affiliated licensee.

Only businesses engaged in “commercial cannabis activity” are required to have a license – ancillary services, technology, and know-how are not included unless their interests in the licensee amount to “ownership” or a “financial interest.”

Under MAUCRSA, an “owner” no longer distinguishes between public and private companies. An owner is: (1) anyone with an aggregate ownership interest of 20% or more in the applicant, unless the interest is solely a security, lien, or encumbrance, (2) the chief executive officer of a non-profit or other entity, (3) a member of the board of directors for a non-profit, or (4) an individual participating in the direction, control, or management of the applicant. Each owner of the entity applying for a cannabis license is required to submit fingerprint images and background checks. Such fingerprinting requirement extends to shareholders holding 5% or more of the equity of the applicant’s public company owner.

Under California state law, all state licensed cannabis businesses were entitled to rely on certain transition provisions until December 6, 2018. These provisions were included to ease the transition of businesses into the new regulatory regime introduced on January 1, 2018 in California. The transition provisions grandfathered the sale of certain products compliantly produced prior to January 1, 2018, and, among other things, also allow state licensees to transact with other state licensees regardless of the parties’ Type M (medical) or Type A (adult use) license.

Retail cannabis businesses must pay tax on gross receipts (i.e., all revenues in whatever form and before any deductions whatsoever). A cannabis tax return is required whether or not taxes are owed during the month. Failure to submit timely tax returns and payments result in a penalty equal to 25% of the amount of the tax in addition to the amount of the tax, plus interest on the unpaid tax calculated from the original due date.

Zoning and Land Use Requirements

Applicants are required to comply with all local zoning and land use requirements and provide written authorization from the property owner where the commercial cannabis operations are proposed to take place, which must dictate that the applicant has the property owner’s authorization to engage in the specific state-sanctioned commercial cannabis activities proposed to occur on the premises.

Record-Keeping and Continuous Reporting Requirements

California’s state license application process additionally requires comprehensive criminal history, regulatory history, financial and personal disclosures, coupled with stringent monitoring and continuous reporting requirements designed to ensure only good actors are granted licenses and that licensees continue to operate in compliance with the State regulatory program.

Operating Procedure Requirements

Applicants must submit standard operating procedures describing how the operator will, among other requirements, secure the facility, manage inventory, comply with the State’s seed-to-sale tracking requirements, dispense cannabis, and handle waste, as applicable to the license sought. Once the standard operating procedures are determined compliant and approved by the applicable state regulatory agency, the licensee is required to abide by the processes described and seek regulatory agency approval before any changes to such procedures may be made. Licensees are additionally required to train their employees on compliant operations and are only permitted to transact with other legal and licensed businesses.

Site-Visits & Inspections

All licencees will not be able to obtain or maintain state licensure, and thus engage in commercial cannabis activities in the state of California without satisfying and maintaining compliance with state and local law. As a condition of state licensure, operators must consent to random and unannounced inspections of the commercial cannabis facility as well as all of the facility’s books and records to monitor and enforce compliance with state law. Many localities have also enacted similar standards for inspections, and the state has already commenced site-visits and compliance inspections for operators who have received state temporary or annual licensure.

Michigan State Regulation

As part of its business plan, Grown Rogue intends to enter the Michigan state market.

In November 2008, Michigan residents approved the Michigan Medical Marihuana Act20 (the “MMMA”) to provide a legal framework for a safe and effective medical marijuana program. In September 2016, the Michigan Senate passed the Medical Marihuana Facilities Licensing Act21 (the “MMFLA”) and the Marihuana Tracking Act (the “MTA” and together with the MMMA and the MMFLA, the “Michigan Cannabis Regulations”) to provide a comprehensive licensing and tracking scheme, respectively, for the medical marijuana program. Additionally, the Michigan Department of Licensing and Regulatory Affairs and its licensing board (“LARA”) has supplemented the Michigan Cannabis Regulations with “Emergency Rules” to further clarify the regulatory landscape surrounding the medical marijuana program. LARA is the main regulatory authority for the licensing of marijuana businesses.

Under the MMFLA, LARA administrates five types of “state operating licenses” for medical marijuana businesses: (a) a “grower” license, (b) a “processor” license, (c) a “secure transporter” license, (d) a “provisioning center” license and (e) a “safety compliance facility” license. There are no stated limits on the number of licenses that can be made available on a state level; however, LARA has discretion over the approval of applications and municipalities can pass additional restrictions.

On November 6, 2018, Michigan voters approved Proposal 1, to make marihuana legal under state and local law for adults 21 years of age or older and to control the commercial production and distribution of marihuana under a system that licenses, regulates, and taxes the businesses involved. The act will be known as the Michigan Regulation and Taxation of Marihuana Act24. According to Proposal 1, LARA is required to art accepting applications for retail (recreational) dispensaries within 12 months of the measure’s effective date.

Michigan License

State operating licenses for marijuana businesses have a 1 year term and are annually renewable if certain conditions are met: (a) the renewal application is submitted prior to the date the license expires, or within sixty (60) days of expiration if all other conditions are met and a late fee is paid, (b) the licensee pays the regulatory assessment fee set by LARA and (c) the licensee continues to meet the requirements to be a licensee under the Michigan Cannabis Regulations. Each renewal application is reviewed by LARA, but there is no guarantee of a timely renewal. There is no ultimate expiry after which no renewals are permitted.

Michigan Regulations

Michigan Marijuana Products may be purchased in a retail setting from a provisioning center by a registered qualified patient or registered primary caregivers connected to a registered qualifying patient (“Michigan Qualified Purchaser”); in each case, Michigan Qualified Purchasers must present a valid registry identification card issued by LARA (a “Michigan Registry ID”). For a Michigan Qualified Purchaser to receive Michigan Marijuana Products, provision centers must deploy an inventory control and tracking system that is capable of interfacing with the statewide monitoring system to determine (a) whether a Michigan Qualified Purchaser holds a Michigan Registry ID and (b) whether the sale or transfer will exceed the then-current daily and monthly purchasing limit for the holder of the Michigan Registry ID.

In order to receive a Michigan Registry ID, an applicant must provide: a completed application dated within one year of submission, a written certification from a physician with a bona-fide physician-patient relationship to the underlying patient, the application or renewal fee, contact information for the patient, caregiver (if applicable) and physician, as well as proof of Michigan residency.

For registered qualifying patients, the daily purchasing limit is 2.5 ounces, and for registered primary caregivers, the daily purchasing limit is 2.5 ounces per underlying registered qualifying patient that the registered primary caregiver is connected with through the registration process. Finally, the licensee shall verify in the statewide monitoring system that the sale or transfer does not exceed the monthly purchasing limit of ten (10) ounces of marihuana product per month to a qualifying patient, either directly or through the qualifying patient’s registered primary caregiver.

Allowable forms of medical marihuana includes smokable dried flower, dried flower for vaporizing and marihuana infused products, which are defined under the Act to include topical formulations, tinctures, beverages, edible substances or similar products containing usable marijuana that is intended for human consumption in a matter other than smoke inhalation. Under the Michigan Cannabis Regulations, marijuana-infused products shall not be considered food.

Qualifying conditions for the medical marijuana program in Michigan are the following:

●	Cancer, glaucoma, positive status for human immunodeficiency virus, acquired immune deficiency syndrome, hepatitis C, amyotrophic lateral sclerosis, Crohn’s disease, agitation of Alzheimer’s disease, nail patella or the treatment of these conditions;

●	A chronic or debilitating disease or medical condition or its treatment that produces 1 or more of the following: cachexia or wasting syndrome; severe and chronic pain; severe nausea; seizures, including but not limited to those characteristic of epilepsy; or severe and persistent muscle spasms, including but not limited to those characteristic of multiple sclerosis;

●	Post-Traumatic Stress Disorder (PTSD); and/or

●	Any other medical condition or its treatment approved by the department under the Michigan Cannabis Regulations.

Reporting Requirements

Pursuant to the requirements of the MTA, Michigan selected Franwell’s METRC software as the state’s third-party solution for integrated marijuana industry verification. Using METRC, regulators are able to track third party inventory, permissible sales and seed-to-sale information. Additionally, provisioning centers can use the METRC API to connect their own inventory management and/or point-of-sale systems to verify the identity as well as permissible sales for Michigan Qualified Purchasers.

Storage and Security

To ensure the safety and security of cannabis business premises and to maintain adequate controls against the diversion, theft, and loss of cannabis or cannabis products, a provisioning center is required to:

Maintain and submit a security operations plan that includes the following at a minimum:

●	Escorts for all non-employee personnel in limited access areas.

●	Secure locks for all interior rooms, windows and points of entry and exits with commercial grade, nonresidential door locks.

●	An alarm system. Licensees will make all information related to the alarm system including monitoring and alarm activity available to LARA.
●	A video surveillance system that, at a minimum, consists of digital or network video recorders, cameras, video monitors, digital archiving devices and a color printer capable of delivering still photos.

●	24-hour surveillance footage with fixed, mounted cameras, tamper/theft proof secured storage mediums and a notification system for interruption or failure of surveillance footage or storage of surveillance footage. All surveillance footage must be of sufficient resolution to identify individuals, have accurate time/date stamps and be stored for a minimum of 14 days unless state regulators notify that such recordings may be destroyed.
●	State access to view and obtain copies of any surveillance footage through LARA or related investigators, agents, auditors and/or state police. A facility shall also provide copies of recordings to LARA upon request.

●	Logs of the following: the identities of the employee or employees responsible for monitoring the video surveillance system, the identity of the employee who removed the recording from the video surveillance system storage device and the time and date removed and the identity of the employee who destroyed any recording.

Maintain marijuana storage plan for provisioning centers that includes the following at a minimum:

●	A secured limited access area for inventories of Michigan Marijuana Products.

●	Clearly labeled containers (a) marked, labeled or tagged, (b) enclosed on all sides and (c) latched or locked to keep all contents secured within. All such containers must be identified and tracked in accordance with the MTA.

●	A locked area for chemical and solvents separate from Michigan Marijuana Products.

●	Separation of marijuana-infused products from toxic or flammable materials.

●	A sales or transfer counter or barrier separated from stock rooms to ensure registered qualifying patients or registered primary caregivers do not have direct access to Michigan Marijuana Products.

There are significant risks associated with the business of the Company, as described above and in Section 17 – Risk Factors of the Company’s Listing Statement as filed on www.sedar.com. Readers are strongly encouraged to carefully read all of the risk factors contained in Section 17 – Risk Factors of the Company’s Listing Statement.

Internal Control over Financial Reporting and Disclosure Controls

Management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting (“ICFR”) to provide reasonable assurance that all information prepared by the Company for external purposes is reliable and timely. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with IFRS.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated Financial Statements. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements.

The CEO and CFO have evaluated whether there were changes to the ICFR during the year ended October 31, 2019 that have materially affected, or are reasonably likely to materially affect, the ICFR. As a result, no such significant changes were identified through their evaluation.

There have been no material changes in the Company’s internal control over financial reporting during the period ended October 31, 2019 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.